   UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                   Games, Inc.

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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                      Common Stock, $.001 par value

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                                 (CUSIP Number)

James A. Stern, 65 E 55th Street, New York, NY 10022     (212) 705-0151

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                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                 March 4, 2004

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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

         See §240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

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                  1.       Names of Reporting Persons. I.R.S. Identification

                           Nos. of above persons (entities only).

                           James A. Stern

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                 2.        Check the Appropriate Box if a Member of a Group

                      (a)

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                      (b)

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                 3.        SEC Use Only

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                 4.        Source of Funds (See Instructions) OO

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                 5.        Check if Disclosure of Legal Proceedings Is Required

                           Pursuant to Items 2(d) or 2(e)

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                 6.        Citizenship or Place of Organization   USA

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Number of        7.        Sole Voting Power

1,455,775

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Shares

Beneficially     8.        Shared Voting Power   0

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Owned by                   --------------------------------------------

Each             9.        Sole Dispositive Power   1,455,775

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Reporting                  -----------------------------------------------------

Person

                 10.       Shared Dispositive Power   0

With                                               -----------------------------

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                 11.       Aggregate Amount Beneficially Owned by Each

                           Reporting Person  1,455,775

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                 12.       Check if the Aggregate Amount in Row (11) Excludes

                           Certain Shares (See Instructions)

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                 13.       Percent of Class Represented by Amount in

                           Row (11)  6.71%

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                 14.       Type of Reporting Person (See Instructions)

                           IN

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                                       2

ITEM 1.  SECURITY AND ISSUER

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This statement relates to shares of the common stock, no par value of Games, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 425 Walnut Street, Suite 2300, Cincinnati, OH 45202.

ITEM 2.  IDENTITY AND BACKGROUND

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(a)    Name:                                 James A. Stern

(b)    Business Address:                     65 E 55th Street,

       New York, NY 10022

(c)    Present Principal Occupation:         Chairman of Cypress Group, LLC.

(d)    Disclosure of Criminal Proceedings:   Mr. Stern has not been convicted in any criminal proceeding at any time.

(e)    Disclosure of Civil Proceedings:  Mr. Stern has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)    Citizenship:                          Mr. Stern is a citizen of

                                             The USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

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Mr. Stern exchanged 1,359,999 shares of GameBanc in exchange for 1,359,999 shares of Games, Inc. stock on July 27, 2002 pursuant to a share exchange agreement. Mr. Stern became a note holder in Games Inc. for $62,500 on February 28, 2003 which carried the right to convert to common stock of Games, Inc. at $1.00 per share. On March 8, 2004 the amount of the note was $66,076 and was converted to 66,076 shares of Games, Inc. common stock. From the period July 1, 2003 through to March 4, 2004 Mr. Stern acquired 29,700 shares of Games, Inc. on the public market.

ITEM 4.  PURPOSE OF TRANSACTION

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Mr. Stern acquired 1,455,775 shares for an investment purposes for his personal holdings.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

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Mr. Stern beneficially owns a total of 1,455,775 shares of the Issuer's common stock as follows:

(a)  Mr. Stern directly and personally owns 1,455,775 shares of the Issuer's common stock which comprises approximately 6.91% of the Issuer's total issued and outstanding shares.

(b)  Mr. Stern has sole voting and dispositive power as to the  1,455,775 shares he owns directly.

(c)  Mr. Stern acquired 1,359,999 shares in exchange for his shares of GameBanc Corporation, pursuant to an agreement by the Issuer. On June 25, 2002, the Board of Directors of Games, Inc., formerly Colley DE, (“Colley DE”) agreed to exchange shares of Colley DE for shares of common stock of GameBanc Corporation ("GameBanc") on a one share for one share basis.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

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None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

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None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2004

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Date

/s/ James A. Stern

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James A. Stern

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT

           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)